UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PIMCO Capital Solutions BDC Corp.

(Name of Issuer)

PIMCO Capital Solutions BDC Corp.

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Ryan Leshaw

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, CA

(949) 720-6000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Douglas P. Dick, Esq.

William Bielefeld, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

(202) 261-3300

October 10, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)	The name of the issuer is PIMCO Capital Solutions BDC Corp. (the “Company”). The Company is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). It is organized as a Delaware corporation. The principal executive office of the Company is located at 650 Newport Center Drive, Newport Beach, CA, 92660 and the telephone number is 949-720-6000.

(b)	The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are shares of common stock, par value $0.001 (the “Shares”) or portions thereof. Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to the amount of Shares that can be repurchased with approximately $30,000,000.00 (the “Offer Amount”). Shares must be tendered by holders of the Company’s Shares (“Stockholders”), and not withdrawn as described in the Offer to Purchase. The Shares subject to the Offer represent approximately 15% of the Company’s net assets as of June 30, 2025.

(c)	Shares are not traded in any market.

Item 3.	Identity and Background of Filing Person.

(a)	The Company is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Pacific Investment Management Company LLC (the “Adviser”) serves as the investment adviser for the Company. The Adviser is located at 650 Newport Center Drive, Newport Beach, CA, 92660 and the telephone number is 949-720-6000. The Directors and the executive officers of the Company may be reached at the Company’s business address and phone number set forth in Item 2(a) above. Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference.

(b)-(c)	Not applicable.

Item 4.	Terms of the Transaction.

(a)	(1)(i)	Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to the amount of Shares that can be repurchased with approximately $30,000,000.00 and that are tendered by Stockholders by 4:00 p.m., Eastern Time, on November 14, 2025 and not withdrawn as described in Item 4(a)(1)(vi).

	(ii)	The purchase price of a Share (or portion thereof) tendered will be its net asset value as of September 30, 2025 or a later date determined by the Company if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Stockholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Stockholder that the Company has received and accepted their tender. Such Stockholder will receive cash in an amount equal to the value of the Stockholder’s Shares accepted for purchase by the Company determined as of the Valuation Date. The Form of the Acceptance Letter is attached hereto as Exhibit (a)(1)(iv) and incorporated herein by reference.

	(iii)	The Offer is scheduled to expire on November 14, 2025 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

	(iv)	Not applicable.

	(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

	(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

	(vii)	Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. All Stockholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

	(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

	(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

	(x)	Reference is made to Section 2 “Offer to Purchase and Price” of the Offer to Purchase, which is incorporated herein by reference.

	(xi)	Not applicable.

	(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)	(2)	Not applicable.

(b)		Any Shares to be purchased from any officer, Director or affiliate of the Company will be on the same terms and conditions as any other purchase of Shares. To the Company’s knowledge, none of the officers, Directors, or affiliates of the Company (other than the Company’s feeder fund, PIMCO Capital Solutions US Feeder LP (the “Feeder Fund”)) intends to tender Shares in the Offer.

Item 5.		Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

	(a)	Not applicable.

	(b)	Not applicable.

	(c)	Not applicable.

	(d)	Not applicable.

	(e)	The Board has the discretion to determine whether the Company will purchase Shares from Stockholders from time to time pursuant to written tenders. The Company is not required to conduct tender offers. The Company does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Company, any of the Company’s executive officers or Directors, any person controlling the Company, or any executive officer or director of any corporation ultimately in control of the Company and (ii) any other person with respect to any securities of the Company (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.		Purposes Of This Tender Offer And Plans Or Proposals.

	(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

	(c)	Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Company.

Item 7.		Source and Amount of Funds or Other Consideration.

	(a)-(d)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.		Interest in Securities of the Issuer.

	(a)	Based on the number of Shares outstanding as of June 30, 2025, the following persons own the number of Shares indicated in the below table.

Name and address	Type of ownership		Shares owned	Percentage
Interested Directors
Rick LeBrun	N/A		—	*
Independent Directors
Alan Alperin	N/A		—	*
Kym M. Hubbard	N/A		—	*
Debra W. Huddleston	N/A		—	*
Anne K. Kratky	N/A		—	*
Executive Officers
John W. Lane	N/A		—	*
Keisha Audain-Pressley	N/A		—	*
Ryan Leshaw	N/A		—	*
Crystal Porter	N/A		—	*
Principal Stockholders (1)
Pacific Investment Management Company LLC	Beneficial	(2)	23,080,085	100%

*	Represents less than 1.0%.
(1)	The address for each five percent stockholder is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, CA, 92660.
(2)

PIMCO has sole voting power. The securities reported in the table above are held by certain funds and accounts for which PIMCO serves as investment manager: (i) PIMCO Tactical Opportunities Master Fund Ltd., which indirectly holds 15,308,510 shares of Common Stock and (ii) PIMCO Private Income Fund II LP, which indirectly holds 7,771,575 shares of Common Stock. The securities reported are directly held by PIMCO Capital Solutions US Feeder LP.

All information is as of June 30, 2025.

None of the persons listed above (other than the Feeder Fund) intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)	Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Company has issued to the Adviser, Directors and officers of the Company an aggregate of approximately 0 Shares, including the net impact of shares issued pursuant to the Company’s dividend reinvestment plan, for net proceeds of approximately $0 to the Adviser, any Director or officer of the Company, or any person controlling the Company or the Adviser. There have been no other transactions in Shares effected during the past sixty (60) days by the Company, the Adviser, or any Director or executive officer of the Company, or any person controlling the Company (other than the Feeder Fund) or the Adviser.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a)	The audited annual financial statements of the Company dated December 31, 2024 filed with the SEC on EDGAR on March 18, 2025 are incorporated by reference. The Company prepares and transmits to Stockholders the audited annual financial statements of the Company within 120 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11.	Additional Information.

(a)	(1)	None.

	(2)	None.

	(3)	Not applicable.

	(4)	None.

	(5)	None.

(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)	(1) (i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

	(ii)	Offer to Purchase.

	(iii)	Form of Letter of Transmittal.

	(iv)	Form of Letter from the Company to Stockholders in Connection with the Company’s Acceptance of Shares.

	(v)	Form of Notice of Withdrawal of Tender.

(a)	(2)-(4)	Not applicable.

(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIMCO CAPITAL SOLUTIONS BDC CORP.

By:	/s/ John W. Lane*
Name: John W. Lane
Title: President

*By:	/s/ William J. Bielefeld
Name: William J. Bielefeld
Title: As attorney-in-fact

Dated: October 10, 2025

*	Pursuant to power of attorney filed as an exhibit to the Company’s Form 10-K filed on March 24, 2023 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Company to Stockholders in Connection with the Company’s Acceptance of Shares.

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

EX-FILING FEES	Calculation of Filing Fee Table.